Exhibit 99.92

CANNTRUST’S PARTNERSHIP WITH NEXGENRX

GAINS MOMENTUM

CannTrust and NexgenRx secure first customer

VAUGHAN, ON, June 5, 2018/CNW/ - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada’s leading licensed producers of medical cannabis, is excited to announce that NexgenRx (TSX -V:NXG), our healthcare plan claims adjudication partner, has secured its first plan sponsor to include cannabis as a benefit under its patient plan.

This plan sponsor’s expanded benefits plan represents an important step forward as the legal and health frameworks in Canada develop to include the use of cannabis to help a wide range of medical ailments. Plan members associated with this healthcare plan will have cannabis products available as part of their benefits as of July 1, 2018. As medical cannabis continues to strengthen its presence across the country, it is expected that offerings like this will continue to gain traction amongst healthcare providers.

NexgenRx will be offering these plan members, and others to come, as more NexgenRx plan sponsors join the physician-controlled prescription process. Plan members will be able to order their medical cannabis products from CannTrust and have a portion of their prescription covered and applied in real time, by their healthcare benefits plan. CannTrust continues to innovate its products to offer plan members convenient and standardized dosage forms such as it’s recently launched hard-shell vegan capsules.

“CannTrust is thrilled after announcing our recent partnership with NexgenRx, to have secured a first customer so quickly. We are excited to be able to offer these plan members a seamless process for ordering safe and convenient dosages of medical cannabis and are eager to expand this offering to more patients across Canada” said Brad Rogers, President of CannTrust.

About NexgenRx

NexgenRx is Canada’s only independent full-service claims adjudicator with full front-end administration capability. These combined capabilities allow NexgenRx to provide complete solutions to plan sponsors that need sophisticated health benefit technology applications in a cost-effective manner. NexgenRx is committed to building partnerships with organizations looking to exceed the expectations of their clients and deliver superior administration and claims processing solutions at a competitive cost. More information on NexgenRx can be found at www.nexgenrx.com

About CannTrust®

Since its inception in 2014, CannTrust has led the Canadian market in producing standardized product.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 60,000 square foot state-of -the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 450,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs. For more information, please visit: www.canntrust.ca.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation, which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Annual Information Form could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc

Investor@canntrust.ca,

www.canntrust.ca/investor-relations

1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca